

September 23, 2014

Via E-mail
Daniel Dror
Chief Executive Officer
Brenham Oil & Gas Corp.
601 Cien Street
Suite 235
Kemah, TX 77565-3077

Re: **Brenham Oil & Gas Corp.**
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 15, 2014, as amended on April 18, 2014
File No. 000-54414

Dear Mr. Dror:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Cautionary Statement regarding Forward-Looking Statements, page 3

1.   At page 18, you acknowledge that you are an issuer of penny stock. As Exchange Act Section 21E(b)(1)(C) makes clear, that Section does not apply to entities which issue penny stock. Please revise your disclosure accordingly.

Description of Business, page 4

Recent Developments, page 5

2.   Provide us with a copy of the internal reserve analysis regarding the Gillock Field
        property. Also provide us with updated information regarding the imminent
        "independent reserve report" to which you refer.

Executive Compensation, page 43

3.   We note from your analysis of liquidity and capital resources and from your statement of
        cash flows that you recorded $316,000 of non-cash stock-based compensation for the
        year ended December 31, 2013. If applicable to any of your named executive officers or
        directors, please present this compensation in one or both of the compensation tables
        required by Items 402(n) and (r) of Regulation S-K, respectively.

Certain Relationships and Related Transactions, page 45

4.   We note that at December 31, 2013, $284,412 of your accounts payable was due to
        related parties and that for the year then ended, cash provided by financing activities
        consisted of $135,285 in advances from related parties. As such, please provide the
        information required by Item 404(d) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

Daniel Dror
Brenham Oil & Gas Corp.
September 23, 2014
Page 3

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director